Exhibit 99(a)(3)
FOR IMMEDIATE RELEASE
infoUSA Inc. Successfully Completes Subsequent Offering Period of Cash Tender
Offer for Shares of Guideline, Inc.
Omaha, Neb. — August 23, 2007 — infoUSA® (Nasdaq: IUSA) the leading provider of proprietary business and consumer databases and sales leads, today announced the successful conclusion of the subsequent offering period of its cash tender offer to acquire all of the issued and outstanding shares of common stock and Series A preferred stock of Guideline, Inc., a New York corporation (“Guideline”), pursuant to the terms of the Agreement and Plan of Merger, dated as of June 28, 2007, by and among infoUSA, Knickerbocker Acquisition Corp., a New York corporation and a wholly-owned subsidiary of infoUSA (“Purchaser”), and Guideline (the “Merger Agreement”). The subsequent offering period expired at 12:00 midnight EDT at the end of Wednesday, August 22, 2007. As of the expiration of the subsequent offering period, an additional 1,704,097 shares of common stock had been validly tendered, resulting in the ownership by Purchaser of an aggregate of 21,267,898 shares of common stock, or 94.4% of all shares of common stock outstanding, as well as all shares of Series A preferred stock.
As a result of the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent offering period, Purchaser owns more than 90% of the outstanding shares of common stock and the outstanding shares of Series A preferred stock, and infoUSA is therefore entitled to and intends to promptly cause Purchaser to merge with and into Guideline without a meeting of the shareholders of Guideline in accordance with New York’s “short-form” merger statute. As a result of the merger, each remaining outstanding share of Guideline common stock, other than shares held by Guideline shareholders who perfect their rights to appraisal in accordance with New York law, will be converted into the right to receive $1.35 per share, in cash, without interest. Shares held by shareholders who perfect their appraisal rights will represent only the right to receive the amount awarded in the appraisal, or, if such demand for appraisal is withdrawn or forfeited, $1.35 per share of common stock, in cash, without interest. As a result of the merger, Guideline, the surviving corporation in the merger, will become a wholly-owned subsidiary of infoUSA.
Guideline’s financial advisor for the transaction was DeSilva & Phillips, LLC, and its legal counsel was Kane Kessler, P.C. Goldsmith, Agio Helms Securities, Inc. provided a fairness opinion to Guideline in connection with the transaction. infoUSA’s legal counsel was Robins, Kaplan, Miller & Ciresi L.L.P., and McColl Partners, LLC provided a fairness opinion to infoUSA in connection with the transaction.
About infoUSA
infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer databases for sales leads & mailing lists, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own 12 proprietary databases under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 4 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500. To know more about Sales Leads, click www.infousa.com. To get a 72-hour free trial and 100 free sales leads, click www.salesgenie.com.
Statements in this announcement other than historical data and information constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements. The potential risks and uncertainties include, but are not limited to, recent changes in senior management, the successful integration of recent and future acquisitions, fluctuations in operating results, failure to successfully carry out our Internet strategy or to grow our Internet revenue, effects of leverage, changes in technology and increased competition. More information about potential factors that could affect the company’s business and financial results is included in the company’s filings with the Securities and Exchange Commission.